KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522
GSilfen@KramerLevin.com

November 21, 2018

VIA EDGAR
Dominic Minore, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	1WS Credit Income Fund (the “Fund”)
Registration Statement on Form N-2
File Nos.: 333-226768 and 811- 23368

Dear Mr. Minore:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on November 1, 2018 regarding the Fund’s Registration Statement on Form N-2 (the “Registration Statement”).  The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below.

The Fund’s responses to the comments are set forth below.  For ease of reference, each comment is set forth in bold font and followed by the corresponding response.  Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. Appendix A shows various key disclosure changes addressing the comments that will be reflected in the Fund’s amended Registration Statement.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000
990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800
47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01
www.kramerlevin.com

Mr. Dominic Minore
November 21, 2018

Prospectus

Investment Adviser

1.
The Prospectus states that the Adviser will be registered with the SEC prior to commencement of the Fund’s operations. Please clarify that the Adviser will be registered with the SEC prior to effectiveness of the Fund’s registration statement.

We note that the Adviser is now registered with the SEC. The disclosure has been revised accordingly.

The Offering (cover page)

2.	Please add disclosure indicating that once the Fund has raised $25 million the Initial Offering will terminate and thereafter the Fund will offer its Shares continuously.

The requested disclosure has been added.

Bullet Points (cover page)

3.	Please add the following language: “An investment in the Fund may not be suitable for investors who may need the money they invest in a specific timeframe”

The requested disclosure has been added.

Investment Strategies and Policies (Summary)

4.
The amended disclosure states: “The Fund may also invest indirectly in any of the foregoing instruments through: (i) investing in other funds, including exchange traded funds (“ETFs”) and funds that are excluded from the definition of “investment company” under the 1940 Act solely by reason of Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, that are primarily invested in Credit Investments;…” Please insert after “including exchange traded funds (“ETFs”) and” the following: “up to 15% of its net assets in”.

The requested disclosure has been added.

Fees and Expenses

5.
The amended fee table, footnote 8 (regarding Acquired Fund Fees) - Please disclose that Acquired Fund Fees does not include the indirect costs that the Fund incurs as a result of its investments in REITs.

The requested disclosure has been added.

6.	In the same footnote, please change any references to the “Company” to the “Fund.”

The requested change has been made.

Mr. Dominic Minore
November 21, 2018

APPENDIX A

7.
First paragraph: “The Other Investment Vehicle represents the longest track record available among all similarly managed accounts by the Adviser. This Appendix contains investment performance information for [  ] (from inception) which is also managed by the Fund’s portfolio manager.” Please revise to clarify that the Appendix contains information only for the Other Investment Vehicle.

We have determined not to include related account performance information in the Prospectus; as such, the referenced disclosure has been deleted.

8.
In the same paragraph: “The Adviser, using the same personnel as those managing the Fund, manages [  ] (the “Other Investment Vehicle”) which has a substantially similar investment program to that of the Fund.” Per Nicholas Applegate, please revise “which has a substantially similar investment program to that of the Fund” to “which has substantially similar investment objectives, strategies and policies as the Fund.”

The referenced disclosure has been deleted.

9.
Generally, Per Nicholas Applegate, the performance of all funds of the Adviser with substantially similar investment objectives, strategies and policies as the Fund should be included in the performance shown in the Appendix. If other funds of the Adviser are not included, please disclose that the performance shown is not materially different than the performance information of such other investment vehicles that are not included.

The referenced disclosure has been deleted.

10.
In the same paragraph: “The Adviser, using the same personnel as those managing the Fund, manages [  ] (the “Other Investment Vehicle”) which has substantially similar investment objectives, strategies and policies as the Fund.” Please revise the disclosure to clarify that the Adviser manages the Fund using the same personnel jointly and principally responsible for the portfolio management of the Other Investment Vehicle which has substantially similar investment objectives, strategies and policies as the Fund.

The referenced disclosure has been deleted.

11.	Please clarify that 1WS Capital Advisors, LLC is using the same personnel as its managing member, One William Street Capital Management, L.P.

The referenced disclosure has been deleted.

12.	Please add immediately under the header “Appendix A- Portfolio Manager Performance Information” – “The following is not the performance of the Fund.”

The referenced disclosure has been deleted.

13.	In the Second paragraph, please move the statement in all caps re past performance to a separate paragraph immediately above the “Average Annual Total Returns” Table.

The referenced disclosure has been deleted.

Mr. Dominic Minore
November 21, 2018

Statement of Additional Information

Fundamental Investment Restrictions of the Fund

14.
Amended fundamental investment restriction (7): “except for the Fund’s intention to invest materially in commercial and residential mortgage-backed securities/instruments . . .” Please state that the Fund is committed to investing materially in commercial and residential mortgage-backed securities/instruments.

The referenced disclosure has been revised per SEC Rel. No. IC-7221 attached (See Acceptable Response #3 in the Release).

Follow-Up Comments on Correspondence Filed October 16, 2018 (“October Response”)

15.	With respect to October Response #20, please add disclosure in the prospectus that the Fund does not expect to issue preferred shares within the next 12 months.

The requested disclosure has been added.

16.
With respect to October Response #33, the amended disclosure states that the Fund may set up wholly-owned Cayman Islands subsidiaries. Please add disclosure in the prospectus reflecting your responses to #33.a and 33.c. with respect to such subsidiaries.

The requested disclosure has been added.

17.	Discuss the Fund’s intention on how to treat any undistributed income of the Cayman Islands subsidiary as qualified income.

Please see the following disclosure that has been added (which does not treat deemed distributions as qualifying income): “If we are treated as receiving a deemed distribution from a CFC, we will be required to include such distribution in our investment Fund taxable income (as ordinary income) regardless of whether we receive any actual distributions from such CFC, and we may need to distribute such income to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement. Under proposed Treasury regulations, such deemed distributions would not count toward satisfaction of the 90% Income Test, except to the extent actually distributed to us.” [Emphasis added]

18.
Please confirm that there are no principle investment strategies and principle risks of the Cayman Islands subsidiary that constitute principle investment strategies and principle risks of the Fund which have not been disclosed.

Confirmed.

19.
Please confirm in the correspondence: (i) that the management fee, including any performance fee, and other expenses, of the Cayman Islands subsidiary, will be included in the Management Fee and Other Expenses of the Fund, respectively (i.e., the Management Fee and Other Expenses line items in the Fee Table) in the aggregate.

Confirmed.

20.
Please confirm in the correspondence that the board of directors of the Cayman Islands subsidiary will agree: (i) to designate an agent for service of process in the United States; and (ii) to inspection by the SEC Staff of the Cayman Islands subsidiary’s books and records and that such books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Confirmed.

Mr. Dominic Minore
November 21, 2018

21.	Please confirm that any advisory agreement of the Cayman Islands subsidiary even if entered into with an entity that is not the Adviser will be filed with the SEC.

Confirmed.

22.
Regarding Comment/Response #43 of the Correspondence – please add disclosure in the Appendix that the performance of the Other Investment Vehicle has been calculated in accordance with the standard SEC method.

 The referenced disclosure has been deleted.

23.
With respect to October Response #15, regarding limits on the amount of Fund assets that may be invested in equity tranches of CDOs and CLOs. Based on a telephone discussion on November 20, 2018, we have revised the disclosure in the “Investment Strategies and Policies” Section to state explicitly that there is no limit to Fund investments in CLOs and CDOs, including equity tranches of such vehicles. We have also added disclosure in this Section referring to the heightened risk associated with such investments.

*          *          *          *          *

Mr. Dominic Minore
November 21, 2018

In addition to the above, the Fund acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments.  If you have any questions regarding this response or require further information, please call me at (212) 715-9522.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

George Silfen